THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 19, 2012

John Stickel
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833

Dear Mr. Stickel:

In response to Ms. Bednarowski’s oral comments this morning, please be advised as follows:

1.         The following language has been added in a number of marked locations:  “There is no guaranty that we will be able to produce our first film even if we raise the minimum amount of this offering.”

2.         The following language has been included in a number of marked locations.  “We have no plans to use the website to solicit short films that we will then develop into screenplays and then into feature length films.”  We have reviewed Amendment No. 11 and can find no locations with refer to the older concept of having a contest related to selecting a script/play/film.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Starflick.com